Jordan Crone

jordancrone.com // 859.760.7552 // jordantheleast@gmail.com

Experience

CTO, Co-Founder
CrownMob (Niche service and product marketplace)
August 2017 - Present
- Product ideation and creation
- Web design and development
- User experience design and development

Head of Advanced Technology
Zoozler (Innovation-driven development company)
November 2016 - August 2017
- Creation of Zoozler Tech Lab - a development hub for startups taking ideas and bringing them to life. Duties include, but are not limited to, technical and design oversight, product innovation and growth strategy.
- Ideation and creation and of internal products hub (Zoozler Garage) to enhance revenue and generate buzz, including AI bots, project optimization tools and SaaS platforms.

Sr. UX Design Lead and Product Manager (prev: Digital Designer, Digital Media Specialist)
Vantiv (Payments-focused technology company)
March 2011 - March 2013, June 2016 - November 2016
- Responsible for implementing the Vantiv servicing and customer experience vision and innovation, extending into new product and feature sets. Done through use of Agile Methodology (ie Scrum, Kanban)
- The connection point between LOB, technology and product owners for Vantiv Service Excellence, both from a user experience and product management perspective.
- Support Vantiv's (and affiliates') integrated marketing efforts through digital media design and development including, but not limited to, digital marketing (emails, landing pages and other digital components), UX design and aesthetics.
- Design and develop company's intranet - user experience components and interface design - while educating users on new technology.
- Consult with key stakeholders in establishing strategic and ongoing marketing and communications plans that support and enhance the knowledge and understanding of key design initiatives throughout Vantiv.

Digital Media and Graphics Designer
KnowledgeWorks (Education-based non-profit)
October 2015 - June 2016
- Design graphic and digital elements creating a consistent and dynamic look while adhering to visual identity standards and supporting brand.
- Develop and maintain digital libraries, style guide and drive use of creative briefs.
- Work closely with project managers and adhere to all production deadlines agreed up with internal customer and marketing team.

UX / UI Designer
E.W. Scripps (Entrepreneurial media company)
March 2013 - October 2015
- Create the best, most intuitive user experiences for digital products, full project life cycle, across all platforms including web, mobile, and desktop platforms.
- Work with product owners, content authors, developers and other stakeholders in design explorations and product feature definitions to plan and execute design throughout the software development life cycle.
- Propose intellectually elegant interaction design solutions by quickly assimilating complex and sometimes ambiguous ideas.
- Create wireframes, prototypes and mock ups as needed for user testing and product development.
- Research user needs using usability testing, focus groups, analytics and competitor evaluations.

Education
University of Kentucky
Bachelor of Arts
Integrated Strategic Communications